EXHIBIT 3.12
CERTIFICATE OF FORMATION
OF
MILAGRO OPERATING, LLC
     The undersigned authorized person, acting as organizer of a limited liability company under the Delaware Limited Liability Company Act, hereby adopts the following Certificate of Formation for such company.
ARTICLE I
Name
     The name of the company is Milagro Operating, LLC (the “Company”).
ARTICLE II
Initial Registered Office and Agent
     The registered office of the Company in the State of Delaware is located at 615 South Dupont Highway, Kent County, Dover, DE 19901. The name of its registered agent at such address is Capitol Services, Inc.
     IN WITNESS WHEREOF, I have hereunto set my hand this 17th day of October, 2007.

/s/ Kevin J. Poli
Kevin J. Poli, Organizer